UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ORB AUTOMOTIVE CORPORATION
(Name of Issuer)

Ordinary Shares, $0.000384 par value per share
(Title of Class of Securities)

G0082K109
(CUSIP Number)

Zha Wang
Bohai Road, Qinghe County
Hebei Province, China 054800

c/o With copy to:
 Stevens & Lee, P.C.
William W. Uchimoto, Esq.
Stevens & Lee, P.C.
1818 Market Street, 29th Floor
Philadelphia, PA 19103-1702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. G0082K109     13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). Zha Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,442,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,442,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,442,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.42%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.  Security and Issuer

This Schedule 13D relates to the acquisition by Mr. Zha Wang of 1,442,000 ordinary shares with a par value $0.000384  per share (“Ordinary Shares”) of ORB Automotive Corporation (the “Company”), in connection with the consummation of the share exchange contemplated by a Stock Purchase Agreement, dated October 22, 2010 (the “Stock Purchase Agreement”), by and among the Company, Hebei Xinhua Rubber Sealing Group Liuzhou Sealing Co., Ltd. (“Liuzhou Rubber Sealing”) and all of the shareholders of Liuzhou Rubber Sealing pursuant to which the Liuzhou Rubber Sealing shareholders, included Mr. Wang, exchanged their respective capital stock of Liuzhou Rubber Sealing for Ordinary Shares of the Company for an aggregate of 2,060,000 Ordinary Shares of the Company  The Company’s principal executive office is located at c/o Shenzhen ORB-Fortune New-Material Co., Ltd., Room O-R, Floor 23, Building A, Fortune Plaza, Shennan Road, Futian District, Shenzhen, Guangdong Province, China 518040.  Mr. Wang is a "Reporting Person."

Item 2.  Identity and Background

(1) (a)  Zha Wang

(b)  Bohai Road, Qinghe County, Hebei Province, China 054800.

(c)  Mr. Wang is employed as the Deputy General Manager of  Liuzhou Rubber Sealing, which is located at Auto Industrial Park, Qinhe County, Hebei Province, China.

(d)  During the last five years, Mr. Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Wang was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Wang is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person received 1,442,000 Ordinary Shares in connection with the consummation of the share exchange.   In connection with the consummation of the share exchange pursuant to the Stock Purchase Agreement, the Company issued 2,060,000 Ordinary Shares to the Liuzhou Rubber Sealing shareholders (which included Mr. Wang), resulting in the Company having 17,133,992 Ordinary Shares issued and outstanding.

Item 4.  Purpose of Transaction

The Reporting Person received 1,442,000 Ordinary Shares of the Company in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, as discussed in Item 3 above.  The purpose of the share exchange was to permit the Company to acquire Liuzhou Rubber Sealing.

Item 5.  Interest in Securities of the Issuer

(a)   Mr. Wang, may be deemed to beneficially own 1,442,000 Ordinary Shares, or 8.42% of the outstanding voting power of the issued and outstanding securities of the Company.

(b)  See rows (7) through (10) of the cover pages for the Reporting Person at the beginning of this Schedule 13D, which are incorporated herein by reference.

(c)  See Item 3 above for a description of the share exchange.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Exhibit
2.1
Stock Purchase Agreement dated October 25, 2010 by and among ORB Automotive Corporation, Liuzhou Rubber Sealing and Liuzhou Rubber Sealing’s shareholders, filed as Exhibit 2.1 to the Form 8-K (SEC File No. 000-52341) on October 27, 2010 and incorporated herein by reference.

24.1	Power of Attorney for Zha Wang.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2010	By:	/s/ Dana M. Eddis, By Power of Attorney
Dana M. Eddis
Authorized Representative